EXHIBIT 99.1

Foremost Clean Energy Engages with Interactive Offers LLC

VANCOUVER, British Columbia, Sept. 22, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce that it has entered into a marketing services agreement with Interactive Offers LLC. (“Interactive Offers”) to enhance investor and market awareness amongst the global investment community. Under the agreement, Interactive Offers will provide comprehensive digital marketing services to include dedicated email, newsletter, influencer, social media awareness and SMS.

Under the terms of the agreement, Interactive Offers will receive $200,000 USD per month over the course of the initial 3-month term starting on September 21, 2025 and will continue month-to-month until either party terminates. Either party may pause or terminate the campaign at any time by providing 48-hour notice. Interactive Offers business address is 327 Plaza Real Ste. 319 Boca Raton, Fl 33431 and can be contacted via phone at 1 (844) 563 3377 or via email at support@interactiveoffers.com.

The Company has also engaged Connect 4 Marketing Ltd. ("Connect4") to provide targeted SEM advertising strategies focused on high-value financial keywords complemented by a sophisticated digital retargeting campaign aimed at engaging interested investors who have previously visited the company's informational landing page and 3rd party hosted pages. The term of the agreement with Connect4 is for a period of 3-month period beginning September 23, 2025, for $20,000 USD plus applicable taxes per month and will continue month-to-month there after until either party terminates by providing 7-days’ notice. Connect4 is registered in Brossard, Quebec at 5505 Boulevard Du Quartier, 702, J4Z 0R9. Connect 4 operates from 407 McGill St bureau 501, Montreal, Quebec, H2Y 2G3 and can be reached at Carlos@connect4marketing.ca or by phone @ 1 (514) 970-1316.

Interactive Offers and Connect4 is an arm’s-length party to Foremost, has no interest, direct or indirect, in the Company or its securities, and has no right or intent to acquire such an interest at this time. However, Interactive Offers and Connect4 and its clients may acquire securities of the Company in the future. No stock options or other securities-based compensation are being granted in connection with this engagement, and there is no performance factors contained in either of their agreements.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Follow us or contact us on social media:
X: @fmstcleanenergy
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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.